January 31, 2020

Philip Jiaqi Kuai
Chief Executive Officer
Dada Nexus Limited
22/F, Oriental Fisherman's Wharf
No.1088 Yangshupu Road
Yangpu District, Shanghai
People's Republic of China

       Re: Dada Nexus Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 17, 2020
           CIK No. 0001793862

Dear Mr. Kuai:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Conventions that Apply to this Prospectus, page 7

1. We note your response to prior comment 3. Please disclose that you treat each account as a separate consumer even though certain consumers may have set up more than one account.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 79

2. We note your response to prior comment 9. Please discuss the reason(s) behind the
 Philip Jiaqi Kuai
Dada Nexus Limited
January 31, 2020
Page 2
      significant drop in your retention rate from 2018 to 2019.
3. We note your response to prior comment 7. Please disclose the reasons behind the decrease in the number of orders delivered in the twelve months ended September 30,
      2018 and December 31, 2018.
Key Components of Results of Operations, page 82

4. You disclose on page 82 that revenues from JDDJ are earned from four different types of services. Please revise your table on page 83 to separately quantify JDDJ revenues from delivery services where you act as a principal and JDDJ commission fee revenues where you act as an agent. Please also clarify which types of services are included in other services revenues of RMB23,402 for the year ended December 31, 2018. Similarly revise your table on page F-19.
5. In your discussion of "fulfillment" expenses on page 84, and elsewhere as appropriate, please separately define, discuss and quantify expenses related to rider
      incentives when you act as the principal in the delivery transaction. Furthermore, please separately define, discuss and quantify expenses related to "negative revenue" when you act as agent in the delivery transaction that results in a loss. Consolidated Statements of Operations and Comprehensive Loss, page F-5

6. We note your response and revised disclosures to prior comment 16. Please revise and present a line item that separately states the amounts of "cost of services" in accordance with Rule 5-03.2 of Regulation S-X. Also separately disclose and provide a related discussion in MD&A.
        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNamePhilip Jiaqi Kuai
                                                            Division of
Corporation Finance
Comapany NameDada Nexus Limited
                                                            Office of
Technology
January 31, 2020 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName